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Ice Box LLC

ANNUAL REPORT

2025

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Ice Box LLC, a KS Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

Issuer Name	Ice Box LLC
Offering Amount	$62,943

COMPANY OVERVIEW

Buffalo State Pizza is a vibrant pizzeria located in Overland Park, Kansas, known for its delicious, New York-style giant slices and warm community atmosphere. With a commitment to quality ingredients and exceptional service, we cater to both local residents and visitors seeking a memorable dining experience. Customers choose us for our consistently flavorful pizza, welcoming environment, and our dedication to giving back to the community.

At Buffalo State Pizza Co. we believe great pizza is more than a cheese pizza in a box, it's about bringing people together one slice of pizza at a time.

We're proud to be part of the communities we serve, because we love people and we love pizza0//New York-style pizza to be exact. Not deep dish, not cracker crust, not super artisanal, just your honest, old school, "New York Style Pie"/ Whether it's our lunch special for one, a feast for the family, or a fundraiser for the community, we are here to serve you with a smile. Every time.

You can't buy Happiness, but you can buy our pizza and that's damn close!!!

Company History

our company has been in business since 2013 but Buffalo State Pizza was established in 2020 in the heart of Overland Park, Kansas. Since its inception, it has quickly become a local legend for its giant, flavorful slices and community-oriented approach. Despite being a relatively new establishment, we have garnered numerous positive reviews on platforms like Yelp, becoming a favorite among both locals and visitors. Our commitment to the community is evident through partnerships with local schools, where we donate a portion of our sales back to support educational initiatives.

COMPANY ELIGIBILITY

Name of issuer: Ice Box LLC
State of Organization: KS
Date Company Was Formed: 09/23/2013
Type of Company: Limited Liability Company
Physical Address: 2531 w 91st st, Leawood, KS 66206
Web Address: WWW.BUFFALOSTATEPIZZA.COM
# of Employees: 50

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Philippe Lechevin	Limited Liability Company	60%
Steve Robson	Limited Liability Company	40%

The above is the only ownership outstanding for the company. The ownership interests of a KS Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Philippe Lechevin

Employer: Ice Box LLC Title: Owner Dates of Service: 09/23/2013 - Current

Philippe Lechevin, co-owner of Buffalo State Pizza Company, devoted a significant portion of his career as a chef and community member in Kansas City. Lechevin and business partner Steve Robson currently operate Buffalo State Pizza locations in the Crossroads District of Kansas City, Missouri, and in Downtown Overland Park, Kansas. Lechevin, a native of northeastern France, began his culinary studies when he was 14, undertaking a three-year apprenticeship. Next, he began working in the French Riviera, served in the French military, and returned to cook in the Riviera. During the mid-Nineties, Lechevin headed to New York, NY, and cooked at Les Halles for two years. Then Lechevin and his wife relocated to her native home in Greater Kansas City. Once settled, the young chef worked for PBJ Restaurant Group (YaYa's Euro Bistro, Grand Street Cafe, Paulo & Bill) and Bistro 1301 at the former Doubletree Hotel in Downtown Kansas City. Lechevin's career progressed in an executive chef role at Compass Group. He led successive food and beverage operations at the Ewing Marion Kauffmann Foundation, Kansas City Public Library, and Kauffman Center for Performing Arts during a nearly 20-year span. Shifting gears, Lechevin and Robson entered a licensing agreement to operate a pizza restaurant. They later rebranded and re-opened under the name Buffalo State Pizza Company as thriving independent restaurant entrepreneurs.

Steve Robson

Employer: Ice Box LLC Title: owner Dates of Service: 09/23/2013 - Current

Steve Robson co-owner of Buffalo State Pizza Company, since 2013. Steve Robson currently operate Buffalo State Pizza locations in the Crossroads District of Kansas City, Missouri, and in Downtown Overland Park, Kansas. Robson, was born and raised in Shawnee Kansas, began his culinary studies in the Chefs Apprenticeship program at Johnson County Community College. He spent the next three years working at the Fairmont Hotel on the country club plaza, where he developed his skill under many master chefs. After graduating, in the next 5 years, he quickly gained titles as Chef de Partie, Head Banquet Chef and finally Sous Chef. In 2009 Steve Left the hotel and started working as a Sous chef position with Compass Group. This is where he meet Philippe Lechevin. The two parted ways and then reunited again at the Kauffman Preforming arts Center. In 2013 Lechevin and Robson entered a licensing agreement to operate a pizza restaurant. They later rebranded and re-opened under the name Buffalo State Pizza Company as thriving independent restaurant entrepreneurs.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

New risk factor now might be the state of our Country's economy

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

5. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

   The issuer has not conducted any additional exempt offerings within the past three years beyond those previously disclosed.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:
a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)

(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
WWW.BUFFALOSTATEPIZZA.COM

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the issuer liquidates or dissolves its business in accordance with state law.

As of year end, the company has 50 employees.

The business has not incurred any new debt beyond previously disclosed obligations.

FINANCIAL INFORMATION

Balance Sheet

ASSETS	2025
Cash & Equivalents	8,297
Accounts Receivable	302,336
Fixed Assets	693,665
Other Assets	8,586
TOTAL ASSETS	**753,443**
LIABILITIES & EQUITY	
Accounts Payable	62,604
ST-Debt Payable	164,413
LT-Debt Payable	556,869
TOTAL LIABILITIES	**721,282**
Retained Earnings	98,481
Net Income	95,494
TOTAL OWNER'S EQUITY	**32,162**
TOTAL LIABILITIES & EQUITY	**753,443**

Income Statement

INCOME	2025
Total Revenue	3,414,587
Cost of Goods Sold	990,254
GROSS PROFIT	**2,424,332**
Operating Expenses	2,328,838
NET INCOME	**95,494**

Statement of Cash Flows

	2025
NET INCOME (LOSS)	**95,494**
CASH FLOW ACTIVITIES	
Net Cash from Operations	-
Net Cash from Investing	-
Net Cash from Financing	-
NET INCREASE (DECREASE) IN CASH	**95,494**

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Philippe Lechevin

_____

Philippe Lechevin

CEO